Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

National Health & Safety Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

636327108
(CUSIP Number)

Gary Davis
3811 Bee Cave Road, Suite 210
Austin, Texas 78746
512-328-0433
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2002
(Date of Event which Requires Filing of this Statement)

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(1)   Names of Reporting Persons:
NHLT Equity Partners, LP (the "Partnership")

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(2)   Check the appropriate box if a member of a group:
      (a)   [X]
      (b)   [   ]

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(3)   SEC Use Only

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(4)   Source of Funds:
OO

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).   [  ]

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(6)   Citizenship or place of organization:
Texas

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Number of shares beneficially owned by each person with:

(7) Sole voting power	NHLT Equity Partners, LP	44,000,000 Shares
(8) Shared voting power	None
(9) Sole dispositive power	NHLT Equity Partners, LP	44,000,000 Shares
(10) Shared dispositive power	None

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(11)  Aggregate amount beneficially owned by each reporting person.
NHLT Equity Partners, LP         44,000,000 Shares

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(12)  Check if the aggregate amount in row (11) excludes certain shares  [  ]

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(13)  Percent of class represented by amount in Row (11)
16.1% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)  Type of reporting person:
PN

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(1)   Names of Reporting Persons:
IPA Investors, LP (the "Partnership")

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(2)   Check the appropriate box if a member of a group:
      (a)   [X]
      (b)   [   ]

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(3)   SEC Use Only

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(4)   Source of Funds:
AF

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).   [  ]

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(6)   Citizenship or place of organization:
Texas

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Number of shares beneficially owned by each person with:

(7) Sole voting power	IPA Investors, LP	15,000,000 Shares
(8) Shared voting power	None
(9) Sole dispositive power	IPA Investors, LP	15,000,000 Shares
(10) Shared dispositive power	None

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(11)  Aggregate amount beneficially owned by each reporting person.
IPA Investors, LP         15,000,000 Shares

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(12)  Check if the aggregate amount in row (11) excludes certain shares  [  ]

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(13)  Percent of class represented by amount in Row (11)
5.5% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)  Type of reporting person:
PN

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(1)   Names of Reporting Persons:
Gary J. Davis

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(2)   Check the appropriate box if a member of a group:
      (a)   [X]
      (b)   [   ]

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(3)   SEC Use Only

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(4)   Source of Funds:
PF

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).   [  ]

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(6)   Citizenship or place of organization:
Texas

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Number of shares beneficially owned by each person with:

(7) Sole voting power	Gary J. Davis	8,399,982 Shares
(8) Shared voting power	None
(9) Sole dispositive power	Gary J. Davis	8,399,982 Shares
(10) Shared dispositive power	None

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(11)  Aggregate amount beneficially owned by each reporting person.
Gary J. Davis                8,399,982

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(12)  Check if the aggregate amount in row (11) excludes certain shares  [  ]

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(13)  Percent of class represented by amount in Row (11)
3.1% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)  Type of reporting person:
IN

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(1)   Names of Reporting Persons:
First Advisors, Inc. (the "Corporation")

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(2)   Check the appropriate box if a member of a group:
      (a)   [X]
      (b)   [   ]

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(3)   SEC Use Only

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(4)   Source of Funds:
OO

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).   [  ]

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(6)   Citizenship or place of organization:
Texas

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Number of shares beneficially owned by each person with:

(7) Sole voting power	First Advisors, Inc.	6,767,500 Shares
(8) Shared voting power	None
(9) Sole dispositive power	First Advisors, Inc.	6,767,500 Shares
(10) Shared dispositive power	None

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(11)  Aggregate amount beneficially owned by each reporting person.
First Advisors, Inc.                    6,767,500  Shares

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(12)  Check if the aggregate amount in row (11) excludes certain shares  [  ]

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(13)  Percent of class represented by amount in Row (11)
2.5% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)  Type of reporting person:
CO

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The Schedule 13D previously filed on February 9, 2001, is hereby amended as follows:

Item 1             Security and Issuer

The response to Item 1 is amended by adding the following:

This report relates to the common stock, par value $0.001 per share, of National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.

On July 17, 2002, NHLT Equity Partners, L.P., a newly formed Texas limited partnership, purchased 44,000,000 shares of restricted common stock from two family trusts and an individual in a privately negotiated transaction.  The partnership gave the sellers a promissory note for $880,000 ($0.02 per share) as the consideration for the purchase.

Item 2             Identity and Background

The response to Item 2 is amended by adding the following:

NHLT Equity Partners, LP is a Texas limited partnership formed in 2002.  The general partner is First Advisors, Inc., another of the members of the group which has filed this Amendment No. 4 to Schedule 13D.  First Advisors is described in the Schedule 13D originally filed on August 8, 2001.  As general partner, First Advisors possesses sole authority to vote and to dispose of the NHLT stock owned by the partnership.

The business address of NHLT Equity Partners, LP, is 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.

NHLT Equity Partners, LP, has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3             Source and Amount of Funds or Other Consideration

The response to Item 3 is amended by adding the following:

NHLT Equity Partners LP issued a promissory note to the sellers for the full amount of the $880,000 purchase consideration for its stock.  The note bears interest at 6% per annum until maturity.  Principal and interest are to be paid on the note in three equal installments of $293,333 on the third, fourth and fifth anniversaries of the note.

If the price of NHLT's common stock rises to $0.10 per share for a period of 85 out of 90 trading days, including 45 consecutive trading days, an accelerated payment of $225,000 will become due on the note.  If NHLT's stock price rises to $0.20 per share for a similar period, an additional $225,000 accelerated payment will become due.

The note is secured by a pledge of 44,057,025 shares of NHLT common stock.

In addition, the terms of the stock purchase agreement between the partnership and the sellers provide for a net profits interest to be paid to the sellers if the partnership sells the stock.  The net profits interest takes effect if the partnership sells the stock for an amount in excess of the amount of the total principal and interest on the note.  The net profits agreement states that after the sellers are paid the total principal plus interest, the  partnership will then retain the next $880,000 of excess proceeds,  thereafter the sellers will receive 20% of any additional sales proceeds (net of brokerage commissions, sales expenses and transfer taxes).

Item 4             Purpose of Transaction

The Partnership purchased the shares to hold for investment.  Mr. Davis, First Advisors, Inc., and IPA Investors, Inc.,  disclaim beneficial ownership of the NHLT shares owned by NHLT Equity Partners, LP, to the extent of shareholder interests in the NHLT held by persons other than themselves.

Item 5             Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	NHLT Equity Partners, L.P.
No. Shares Owned:	44,000,000 Shares of Common Stock
Percent of Outstanding shares (1)	16.1%

Person:	IPA Investors, LP
No. Shares Owned:	15,000,000 Shares of Common Stock
Percent of Outstanding shares (1):	5.5%

Person:	Gary J. Davis
No. Shares Owned:	8,399,982 Shares of Common Stock
Percent of Outstanding shares (1):	3.1%

Person:	First Advisors, Inc.
No. Shares Owned:	6,767,500 Shares of Common Stock
Percent of Outstanding shares (1):	2.5%

Total Shares owned as a group:	74,167,482

Percent of Outstanding Shares owned as a group (1):	27.2%

(1)  Percentage of shares owned is based on a total of 274,063,250 voting shares outstanding as of March 31, 2002 (as reported in NHLT's Form 10-QSB), assuming conversion of all outstanding voting preferred stock to common stock on that date.

Item 6             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4.

Item 7             Exhibits

1	Stock Purchase and Profits Interest Agreement

2	Secured Promissory Note

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHLT Equity Partners, LP, a Texas Limited Partnership
By: First Advisors, Inc., its General
Partner

Date: July 22, 2002	By: Gary J. Davis
Gary J. Davis, President

IPA Investors, LP, a Texas Limited Partnership
By: Investment Property Advisors, Inc., a Texas Corporation, its General Partner

Date: July 22, 2002	By: Gary J. Davis
Gary J. Davis, President

Gary J. Davis

Date: July 22, 2002	Gary J. Davis

First Advisors, Inc., a Texas Corporation

Date: July 22, 2002	By: Gary J. Davis
Gary J. Davis, President